



Compensation Analysis
Based on the work of compensation expert Brian T. Foley

May 2, 2016

Source



The analysis herein is based on the work of Brian T. Foley, a leading nationally known compensation expert with more than 35 years of experience in addressing executive and director compensation matters.

Mr. Tavakoli Is Overcompensated



- Nader Tavakoli's compensation is excessive — both as compared to his predecessor's compensation opportunities and to that of the highest paid executives at Ambac's peers.

- Ambac's 2016 Proxy Statement claims Ambac has a "pay for performance philosophy" and that much of Mr. Tavakoli's compensation is "performance-based."

- But in fact, more than half of Mr. Tavakoli's compensation for 2015 does not qualify as "performance-based" under IRC Section 162(m) and thus most likely will not be deductible in large part. The same likely will hold for 2016.[1]

- Despite his extraordinary compensation, Mr. Tavakoli is not even required to work full-time for Ambac.

Mr. Tavakoli Is Overcompensated



- Mr. Tavakoli's 2015 and 2016 compensation levels far exceed those of his predecessor, Diana Adams, which Ambac described in its proxy statement as "market competitive."

  - Mr. Tavakoli's 2015 total direct compensation was $5.77M: $3.1M in base salary and bonus; $2.67M in restricted stock units and option awards, valued at grant.

  - That is approximately <u>2.5 times Adams's $2.3M maximum 2014 total direct compensation opportunity</u>; and <u>3.7 times her target total direct compensation</u>.

  - Mr. Tavakoli's $8.075M 2016 total direct compensation at target is many multiples above what Adams's package allowed her at target.

Mr. Tavakoli Is Overcompensated



- Mr. Tavakoli's 2015 compensation was extraordinarily high:[2]

  - Ambac lists 16 companies that it claims are peers for compensation comparison purposes ("Ambac's Chosen Peers") in its proxy statement.[3]

  - At least as of 2015, all of Ambac's Chosen Peers were larger than Ambac and at least 11 were much larger; 4 are not even property & casualty or surety companies.

  - But even compared to executives at Ambac's Chosen Peers, Mr. Tavakoli's compensation for 2015 is unusually high.

  - For the 11 of Ambac's Chosen Peers that report bonus target levels,[4] Mr. Tavakoli's $5.77M actual direct compensation for 2015 – a year when Ambac's stock dropped 42.5% – was more than <u>$415K higher than the 90th percentile</u> of the reported 2015 total direct compensation at target for CEOs of these larger companies.[5]

  - Mr. Tavakoli's 2015 <u>$1.8M base salary was more than $755K (about 73% higher)</u> <u>above the 90th percentile</u> of 2015 base salaries earned by CEOs at all of Ambac's Chosen Peers.

Mr. Tavakoli is Overcompensated



- Mr. Tavakoli's $3.1M 2015 <u>total cash compensation was approximately $830K above (about 37% higher) the 75th percentile</u> in terms of target annual cash compensation when compared to Ambac's Chosen Peers that report bonus target levels for 2015.

- For a more comprehensive analysis, another 10 insurance companies with market caps and revenues comparable to Ambac and/or Ambac's Chosen Peers should be added, for a total of 26 companies ("Expanded Ambac Peers").[6]

- For the 18 Expanded Ambac Peers that report bonus target levels,[7] Mr. Tavakoli's $5.77M actual direct compensation for 2015 was <u>$1.835M higher (about 47% higher) than the 75th percentile</u> of the 2015 total direct compensation at target for CEOs.

- Mr. Tavakoli's 2015 <u>$1.8M base salary was almost $725K above (about 67% higher) the 90th percentile</u> of the base salary earned by CEOs at all of the Expanded Ambac Peers in 2015.

Mr. Tavakoli is Overcompensated



- Mr. Tavakoli's 2016 total direct compensation package is also clearly excessive compared to the most proximate available year for both Ambac's Chosen Peers and the Expanded Ambac Peers:

  - For the 11 of Ambac's Chosen Peers reporting bonus target levels, Mr. Tavakoli's $8.075M 2016 target total direct compensation is <u>more than $5.33M above (about 195% higher) the median</u> and <u>more than $2.72M above (about 51% higher) the 90th percentile</u> 2015 reported total direct compensation at target for CEOs.

  - His $5.7M in long-term awards at target, valued at grant, is about <u>$1.28M above (about 29% higher) the 90th percentile</u> for all of Ambac's Chosen Peers for 2015.

  - For the 18 Expanded Ambac Peers that report bonus target levels, Mr. Tavakoli's $8.075M 2016 target total direct compensation is <u>more than $5.2M above (about 183% higher) the median</u> and <u>more than $2.25M above (about 39% higher) the 90th percentile</u> total direct compensation at target for CEOs for 2015.

  - His $5.7M in long-term awards at target, valued at grant, is about <u>$1.39M above (about 32% higher) the 90th percentile</u> for all of the Expanded Ambac Peers for 2015.

Mr. Tavakoli is Overcompensated



- Other key observations about Mr. Tavakoli's 2016 compensation:

  - His $5.7M in 2016 long-term awards at target, valued at grant, is significantly higher than the numbers for 2015 long-term awards for CEOs at the largest comparators –

    - It is about $990K more (about 21% higher) than the long-term award value at target of the CEO of Assured Guaranty, even though Assured Guaranty's 12/31/15 market cap was 5.5x larger than Ambac's.

    - It is about $2.55M more (about 81% higher) than the long-term award value at target of the CEO of MGIC, even though MGIC's 12/31/15 market cap was 4.5x larger than Ambac's.

    - And it is about $1.7M more (about 43% higher) than the long-term award value at target of the CEO of Radian, even though Radian's 12/31/15 market cap was 4x larger than Ambac's.

Mr. Tavakoli is Overcompensated



- In addition, the bulk ($4.275M) of Mr. Tavakoli's $5.7M target restricted stock unit grants for 2016, valued at grant, involve awards that will vest based only on time unless accelerated.

    - They are not based on performance, and most likely will not be deductible by Ambac on vesting/payout.

    - This stands in sharp contrast to the truly performance-based, deductible long-term awards most of the Expanded Ambac Peers offer their CEOs.

Ambac's Board is Overcompensated



- Ambac's board members are also significantly overpaid.

- Each of Ambac's full-year board members received $475,000 in 2015.

  - That consisted of a $200K cash Board retainer rate, plus an annual $250K stock-based (RSU) Board retainer award and a $25K additional cash retainer for service as a Board Committee chair (which each full-year board member was in 2015).

  - The $475K rate is <u>more than 2.70 times the median rate</u>, <u>more than double the 75th percentile rate</u>, and <u>approximately 1.65 times the 90th percentile rate</u> for the 126 full-year non-employee directors at Ambac's Chosen Peers.

  - The $225K cash component is <u>2.3 times the median cash number</u> and <u>more than 1.65 times the 75th percentile</u> for those 126 full-year directors.

  - The $250K in stock awards is <u>more than 3.1 times the median</u>, <u>more than 2.5 times the 75th percentile</u> and <u>more than double the 90th percentile</u> for that same group.

  - <u>Only one board member in Ambac's Chosen Peers receives more than each of Ambac's board members</u> – the long-term non-executive Chairman of Radian Group Inc., a much larger company than Ambac that still has active business.

Ambac's Board is Overcompensated



- The comparison is just as stark looking at Ambac's three primary business competitors among its chosen peers:

  - The 90th percentile of 2015 total non-employee director compensation at Assured Guaranty was less than $335K.

  - The 90th percentile of 2015 total non-employee director compensation at MGIC was less than $272K.

  - The 90th percentile of 2015 total non-employee director compensation at MBIA was less than $267K.

- When one expands the analysis to the Expanded Ambac Peer group of 190 full-year directors, the picture gets even worse.

  - The $475K Ambac rate is more than 2.80 times the median rate, more than 2.15 times the 75th percentile rate, and approximately 1.75 times the 90th percentile rate for those directors.

Background of Brian T. Foley



Brian Foley, founder of Brian Foley & Company, has more than 35 years of experience in providing independent advice on executive compensation and related corporate governance matters to boards of directors, compensation and other board committees and senior managements of major publicly-traded and privately-owned corporations, as well as potential acquirers of, major investors in, and individual senior executives at such companies, and other interested parties.

Since 1985, Mr. Foley has been an outside advisor on executive compensation matters to boards, board committees, senior managements, individual CEOs and other senior executives and investors at Fortune 500 and other large manufacturing and service companies in more than 30 industries.

In addition to providing advice with respect to a number of major publicly-traded corporations, Mr. Foley also has advised with respect to key employee annual, retention and equity-based incentives in privately-held companies, joint ventures, partnerships, and REITs, and in various professional, consulting and other business service firms, as well as in a variety of special contexts including special investigations, bankruptcy trustee, crisis manager and management compensation, and not-for-profit entity key employee compensation. He also has provided advice as a consulting expert, and/or testified as a testifying expert, on executive compensation issues in a number of major lawsuits (in various Federal and state courts) as well as various arbitration and settlement proceedings. In addition, he has spoken before a number of professional, business and academic groups on a wide range of strategic, design, disclosure and technical issues and corporate governance concerns relating to executive compensation.

Mr. Foley previously worked as a tax attorney and executive compensation and benefits specialist with the law firm of Day & Lord in New York and also spent eight years as a principal and senior U.S. executive compensation and M&A/restructuring consultant – first with Handy Associates and then with The Wyatt Company (now Willis Towers Watson).

Reference Notes



- (1) All non-perfomance-based compensation over $1 million generally is non-deductible under IRC Section 162(m) if it is not based on performance goals set by the Compensation Committee at the start of the relevant year or applicable award cycle or fails to meet other tax requirements. That means $800,000 of Mr. Tavakoli's 2015 base salary will be non-deductible and his entire $1.3 million bonus for 2015 that was paid in 2016 will most likely be non-deductible. It is also highly likely that most or all of his time-based RSUs granted in 2015 will be non-deductible when they later vest, assuming Mr. Tavakoli is still then employed by the Company. The same holds for 2016; more than $5.2M of his compensation for 2016 (including his base salary and his $4.275M in new time-based RSUs) are likewise not "performance-based" for tax purposes. These also will likely not be deductible when they are paid, assuming Mr. Tavakoli is still employed by Ambac.

- (2) Executive compensation and board compensation information is based on the latest proxy statement disclosure as of May 2, 2016. For Ambac's Chosen Peers this contained 2015 data for all relevant companies other than two that were acquired in 2015 (for those companies 2014 data is being used). For the Expanded Ambac Peers, 2015 data also was used for all relevant companies.

- (3) Ambac's Chosen Peers are American Equity Investment Life Holding Company, Assured Guaranty Ltd., Employers Holdings, Inc., Horace Mann Educators Corporation, MBIA Insurance Corp., MGIC Investment Corporation, Montpelier Re Holdings Ltd., National Western Life Insurance Company, The Navigators Group, Inc., OneBeacon Insurance Group, Ltd., Platinum Underwriters Holdings, Ltd., Provident Financial Services, Inc., Radian Group Inc., Safety Insurance Group, Inc., Selective Insurance Group, Inc., and Virtus Investment Partners, Inc..

- (4) These 11 companies are American Equity Investment Life Holding Company, Assured Guaranty Ltd., Employers Holdings, Inc., Horace Mann Educators Corporation, MBIA Insurance Corp., MGIC Investment Corporation, Montpelier Re Holdings Ltd., National Western Life Insurance Company, Platinum Underwriters Holdings, Ltd., Provident Financial Services, Inc., and Safety Insurance Group, Inc..

Reference Notes



- (5) The term "CEO" in this presentation refers to the highest paid named executive officer at each company that is used for comparison purposes, whether that person was the CEO (which it was in most cases) or another executive.

- (6) The 10 additional companies are insurance companies that had 12/31/2014 market caps of $650M to $1.89B and 12/31/2015 market caps of $850M to $2.31B. The 10 addition companies that are included in Expanded Ambac Peers are Amerisafe Inc., Argo Group International Holdings, Ltd., Infinity Property & Casualty Corp., James River Group Holdings, Ltd., Kemper Corp., Maiden Holdings, Ltd., National General Holdings Corp., State Auto Financial Corp., Third Point Reinsurance Ltd., and United Fire Group Inc..

- (7) These 18 companies are American Equity Investment Life Holding Company, Amerisafe Inc., Argo Group International Holdings, Ltd., Assured Guaranty Ltd., Employers Holdings, Inc., Horace Mann Educators Corporation, Infinity Property & Casualty Corp., Kemper Corp., MBIA Insurance Corp., MGIC Investment Corporation, Montpelier Re Holdings Ltd., National Western Life Insurance Company, Platinum Underwriters Holdings, Ltd., Provident Financial Services, Inc., Safety Insurance Group, Inc., State Auto Financial Corp., Third Point Reinsurance Ltd., and United Fire Group Inc..

Important Information



CANYON CAPITAL ADVISORS LLC, THE CANYON VALUE REALIZATION MASTER FUND, L.P., MITCHELL R. JULIS AND JOSHUA S. FRIEDMAN (COLLECTIVELY, "CANYON") AND FREDERICK ARNOLD (COLLECTIVELY WITH CANYON, THE "PARTICIPANTS") HAVE FILED A DEFINITIVE PROXY STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), ALONG WITH AN ACCOMPANYING GOLD PROXY CARD TO BE USED IN CONNECTION WITH THE PARTICIPANTS' SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF AMBAC FINANCIAL GROUP, INC. (THE "COMPANY") FOR USE AT THE COMPANY'S 2016 ANNUAL MEETING OF STOCKHOLDERS (THE "PROXY SOLICITATION"). ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE FOREGOING PROXY MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. THE DEFINITIVE PROXY STATEMENT AND AN ACCOMPANYING PROXY CARD WILL BE FURNISHED TO SOME OR ALL OF THE COMPANY'S STOCKHOLDERS AND ARE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV/, FROM CANYON'S PROXY SOLICITOR, OKAPI PARTNERS, AND AT HTTP://WWW.AMBACSTOCKHOLDERRIGHTS.COM.

INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS ARE CONTAINED IN THE DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED BY CANYON WITH THE SEC ON APRIL 25, 2016. THIS DOCUMENT CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCES INDICATED ABOVE.